UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (AMENDMENT NO. 1)*

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, 50 pence par value per share
(Title of Class of Securities)

02311107
(CUSIP Number)

Nathalie Auber Sofinnova Ventures, Inc. 140 Geary Street, 10th Floor San Francisco, CA 94108 (415) 228-3393
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D relates to the beneficial ownership of ordinary shares, 50 pence par value per share (each, an “Ordinary Share,” and, collectively, the “Ordinary Shares”), of Amarin Corporation plc (the “Issuer”), each ordinary share represented by one American Depositary Share (each, an “ADS,” and, collectively, the “ADSs ”). The ADSs are listed on the Nasdaq Capital Market (“Nasdaq”). This Amendment No. 1 to Schedule 13D amends and restates Items 4, 6 and 7 of the Schedule 13D filed by the Reporting Persons on July 8, 2009 (the “Schedule 13D”) to update the information contained therein. This Amendment No. 1 to Schedule 13D does not restate or amend any of the other information disclosed in the Schedule 13D. Capitalized terms not defined in this Amendment No. 1 to Schedule 13D have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Pursuant to a Securities Purchase Agreement (the “SPA”), dated May 13, 2008, by and among the Issuer, the Purchaser Reporting Persons, and the four other purchaser parties to the SPA (the “Other 2008 Purchasers” and collectively with the Purchaser Reporting Persons, the “2008 Investors”), the Issuer sold, as part of a first tranche under the SPA (the “First Tranche”), an aggregate of 12,173,914 Ordinary Shares (each Ordinary Share represented by one ADS) and 8 preference shares (the “Preference Shares”) for an aggregate purchase price of $28,000,002.02. This First Tranche closed on May 19, 2008, and was part of a private placement under the SPA for up to $58,000,000. The 2008 Investors have the option, exercisable at any time through the completion or waiver of agreed milestones, to purchase Ordinary Shares in an amount up to approximately $28,000,000 in a second tranche (the “Second Tranche”). The number of Ordinary Shares acquired, and amounts paid, by  each of the 2008 Investors as part of the First Tranche are set forth in Item 3 of the 2008 Schedule 13D. If the Second Tranche occurs, the per share purchase price for each Ordinary Share purchased in the Second Tranche will equal the lesser of (a) $2.60 and (b) the product of (i) the average of the volume weighted average prices as published on the HP screen on Bloomberg of the ADSs as reported on Nasdaq (symbol AMRN) for each of the thirty (30) trading days immediately prior to the closing date of the Second Tranche and (ii) 1.13.

Under the terms of the SPA, and subject to certain terms and exceptions, each of the 2008 Investors has a right of first refusal to purchase up to its pro rata share of any offering by the Issuer of Ordinary Shares or any other class or series of its capital stock, or any other securities convertible into or exchangeable for Ordinary Shares or any other class or series of capital stock.

Pursuant to the terms of the Preference Shares (attached as Exhibit D to the SPA), (a) the Preference Shares entitle the holders thereof to vote for the election of four (4) or, under certain circumstances, five (5) members of the Issuer’s Board of Directors (the “Board”), and (b) a majority of the directors appointed by the holders of Preference Shares have the right to approve the composition of any committee of the Board, provided that any such committee shall have an equal number of directors appointed by the holders of the Preference Shares and directors other than directors appointed by the holders of the Preference Shares.

In connection with the transactions contemplated by the SPA, the 2008 Investors (other than Fountain) entered into a Voting Agreement (included as Exhibit C to the Schedule 13D) (the “Voting Agreement (Investors)”), pursuant to which each 2008 Investor (other than Fountain) agreed to vote all Ordinary Shares and Preference Shares held by such 2008 Investor in such manner as may be necessary to elect (and maintain in office) as members of the Board one (1) director designated by each of (a) OrbiMed (and its affiliates), (b) Sofinnova (and its affiliates), (c) Panorama Capital, L.P. (and its affiliates), and (d) Thomas McNerney & Partners II, L.P. (and its affiliates) (for a total of four (4) directors), for so long as each such party (and its affiliates) continues to hold at least thirty three (33%) of the Ordinary Shares purchased by such party (and its affiliates) in the First Tranche and the Second Tranche (if it occurs) under the SPA.

In accordance with the terms of the SPA and the Voting Agreement (Investors) and in furtherance of the rights granted to the holders of the Preference Shares in connection with, and effective upon, the closing of the First Tranche, the following four individuals were elected to the Board on behalf of the 2008 Investors (other than Fountain): Dr. James Healy, Dr. Carl L. Gordon, Dr. Eric Aguiar and Dr. Srinivas Akkaraju. Dr. Aguiar and Dr. Akkaraju have since resigned as directors and their vacancies have not been filled by the holders of the Preference Shares.

The foregoing description of the Voting Agreement (Investors) is qualified in its entirety by the Voting Agreement (Investors) which is included as Exhibit C to the Schedule 13D and is incorporated herein by reference.

Under the SPA, the Issuer agreed that, in advance of its next Annual General Meeting, the Board would propose such amendments to the Issuer’s Memorandum and Articles of Association (“Articles”) as were necessary to (a) ensure to the maximum extent permitted by English law that the Preference Shares held by the 2008 Investors (other than Fountain) would entitle them to vote as a separate class without the vote of the holders of Ordinary Shares in all general, extraordinary, annual, or special meetings of the shareholders of the Issuer, and whether or nor adjourned or postponed, for the election of four (4) or five (5) (as the case may be) directors to the Board as they are entitled to elect pursuant to the terms of the Preference Shares, and (b) generally to bring the Articles current with the 2006 amendments to the Companies Act. These amendments to the Articles were adopted.

In connection with the transactions contemplated by the SPA, the 2008 Investors (other than Fountain) entered into a Voting Agreement (attached as Exhibit D to the Schedule 13D) (the “Voting Agreement (Directors)”) with certain directors of the Issuer (and/or such directors’ affiliates), pursuant to which each such director and/or affiliate agreed to vote at any meeting of the holders of Ordinary Shares, however called, all Ordinary Shares and ADSs held by such director and/or affiliate in favor of: (a) amendments to the Articles as are necessary to ensure to the maximum extent permitted by English law that the Preference Shares held by the 2008 Investors (other than Fountain) would entitle them to vote as a separate class without the vote of the holders of Ordinary Shares for the election of four (4) or five (5) (as the case may be) directors to the Board as they are entitled to elect pursuant to the terms of the Preference Shares, (b) the Second Tranche under the SPA, ratifying the execution, delivery and performance of the SPA and the approval and adoption of the terms thereof and each of the other actions

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contemplated therein, and (c) such amendments to the Articles as necessary generally to bring the Articles current with the 2006 amendments to the Companies Act.

The foregoing description of the Voting Agreement (Directors) is qualified in its entirety by the Voting Agreement (Directors) which is included as Exhibit D to the Schedule 13D and is incorporated herein by reference.

On July 6, 2009, the Purchaser Reporting Persons and the Issuer executed a non-binding Memorandum of Terms for Equity Financing summarizing the material terms of a proposed equity financing in which the Purchaser Reporting Persons would act as lead investors to organize other potential investors to provide for a new equity financing of up to $55 million in the aggregate (the “Proposed Financing”). On July 22, 2009, the Purchaser Reporting Persons and the Issuer executed a revised non-binding Memorandum of Terms (the “Memorandum of Terms”).

Pursuant to two binding provisions of the Memorandum of Terms, the Issuer has agreed to pay the expenses of the Purchaser Reporting Persons incurred in connection with the Proposed Financing and the issuer is prohibited, with certain exceptions relating to the fiduciary duties of the Issuer’s Board, from soliciting, engaging in any discussions regarding, or entering into an agreement with respect to the sale of any securities or material assets of the Issuer.

The Memorandum of Terms states that the Proposed Financing would be consummated in a single closing to occur on or before August 31, 2009.  The Purchaser Reporting Persons, together with other potential investors that have expressed strong interest, would invest an aggregate of up to $30 million, with the $25 million balance reserved for other investors mutually acceptable to the Purchaser Reporting Persons and the Issuer.

In the Proposed Financing, the Issuer would issue units (each a “Unit”) consisting of one Ordinary Share and one warrant (each a “Warrant”) to purchase one Ordinary Share for every two Ordinary Shares purchased at the closing of the Proposed Financing. The purchase price per Unit would be $1.00. The exercise price of the Warrants would be $1.50 per Ordinary Share. The Warrants would have a five-year term and customary anti-dilution provisions.

In the Proposed Financing, the Issuer’s employee option pool would be expanded to yield 10% unallocated options on a fully diluted basis in order to provide incentive compensation to key employees of the Issuer.

The securities purchase agreement for the Proposed Financing (the “New SPA”) would have customary representations, warranties and covenants including a right of the Issuer to terminate the New SPA if necessary for the Board to comply with applicable fiduciary duties.

The signing of the New SPA and the closing of the Proposed Financing would be subject to customary conditions including that (i) the holders of the notes issued to certain investors in a bridge financing transaction in June 2009 must agree to convert their notes into Ordinary Shares, (ii) each of the eight outstanding Preference Shares must be converted into one Ordinary Share and the SPA must be amended to eliminate the Second Tranche option (thereby eliminating the pre-emptive rights and Board nomination rights of the 2008 Investors), (iii) the Board shall have adopted and begun to implement a plan which will include rationalization and consolidation of resources, and (iv) the Purchaser Reporting Persons shall have completed their due diligence investigation of the Issuer.

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In addition to the closing conditions described above, the Memorandum of Terms contemplates that the Purchaser Reporting Persons must be satisfied with the composition of the management of the Issuer at the time of the closing of the Proposed Financing which could result in severance agreements and/or the resignation of certain members of management and the entering into of employment agreements with new or existing members of management. The New SPA would provide for a Board of nine directors. Each of Fountain, Longitude, Sofinnova and Orbimed would be entitled to designate one director for so long as it beneficially owns at least 50% of the Ordinary Shares purchased by it in the closing of the Proposed Financing. In addition, for so long as the Purchaser Reporting Persons beneficially own in the aggregate 25% or more of the issued and outstanding Ordinary Shares of the Issuer, they would also be entitled to nominate two other directors, both of whom must be independent directors. One Board seat would be held by the chief executive officer of the Issuer.

The Memorandum of Terms contemplates that the New SPA would provide that the Ordinary Shares acquired by the purchasers in the Proposed Financing (the "Financing Investors"), including those acquired upon exercise of Warrants, would be registered by the Issuer subsequent to the closing of the Proposed Financing. The Issuer would be required to file a registration statement within 60 days after the closing of the Proposed Financing and use its best efforts to cause the registration statement to become effective within 90 days after the date of filing. The Financing Investors would also have piggy-back registration rights with respect to any registration statement filed by the Issuer and the right to consent to the Issuer’s granting of any other registration rights unless such rights are subordinate to those of the Financing Investors.

The Memorandum of Terms also states that each Purchaser Reporting Person, for so long as it holds at least 50% of the Ordinary Shares it purchased at the closing of the Proposed Financing, would have the right to purchase its pro-rata share of any future equity financing (other than underwritten public offerings) and the Issuer would be prohibited from granting participation rights, rights of first refusal, rights of first offer or similar rights to any holder or prospective holder of securities of the Issuer on terms more favorable than the rights granted to the Purchaser Reporting Persons.

The foregoing summary of the Memorandum of Terms is qualified in its entirety by the Memorandum of Terms which is attached hereto as Exhibit E and is incorporated herein by reference.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be

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authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see the descriptions of the SPA, the Voting Agreement (Investors), Voting Agreement (Directors) and Memorandum of Terms in Item 4 above which are incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit A (1)	Agreement of Joint Filing
Exhibit B (2)	Securities Purchase Agreement
Exhibit C (1)	Voting Agreement (Investors)
Exhibit D (1)	Voting Agreement (Directors)
Exhibit E (1)	Memorandum of Terms for Equity Financing, dated July 6, 2009
Exhibit F*	Memorandum of Terms for Equity Financing, dated July 22, 2009

* Filed herewith.

(1)	Incorporated by reference to Exhibits A, C, D and E of the Schedule 13D filed by the Reporting Persons on July 8, 2009.
(2)	Incorporated by reference to Exhibit 4.81 of the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 19, 2008.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 27	, 2009

SOFINNOVA VENTURE PARTNERS VII, L.P.

a Delaware Limited Partnership

By: Sofinnova Management VII, L.L.C.

a Delaware Limited Liability Company

Its: General Partner

By:	/s/ Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.

a Delaware Limited Liability Company

By:	/s/ Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

JAMES I. HEALY, M.D., PH.D.

By:	/s/ Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

MICHAEL F. POWELL, PH.D.

By:	/s/ Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

ERIC P. BUATOIS

By:	/s/ Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

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CADUCEUS PRIVATE INVESTMENTS III, LP

a Delaware Limited Partnership

By:	OrbiMed Capital GP III LLC

a Delaware Limited Liability Company

Its: General Partner

By:	/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED CAPITAL GP III LLC

a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

SAMUEL D. ISALY

By:	/s/ Samuel D. Isaly

Name: Samuel D. Isaly

ORBIMED ASSOCIATES III, LP

a Delaware Limited Partnership

By:	OrbiMed Advisors LLC

a Delaware Limited Liability Company

Its: General Partner

By:	/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED ADVISORS LLC

a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

LONGITUDE VENTURE PARTNERS, L.P.

a Delaware Limited Partnership

By:	Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

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By:	/s/ Patrick Enright

Name: Patrick Enright

Title: Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

a Delaware Limited Liability Company

By:	/s/Patrick Enright

Name: Patrick Enright

Title: Managing Member

PATRICK ENRIGHT

By:	/s/ Patrick Enright

Name: Patrick Enright

JULIET TAMMENOMS BAKKER

By:	/s/ Juliet Tammenoms Bakker

Name: Juliet Tammenoms Bakker

LONGITUDE CAPITAL ASSOCIATES, L.P.

a Delaware Limited Partnership

By:	Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

By:	/s/ Patrick Enright

Name: Patrick Enright

Title: Managing Member

FOUNTAIN HEALTHCARE PARTNERS FUND 1, L.P.

an Irish Limited Partnership

By:	Fountain Healthcare Partners Ltd.

an Irish Limited Company

Its: General Partner

By:	/s/ Manus Rogan

Name: Manus Rogan

Title: Managing Partner

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FOUNTAIN HEALTHCARE PARTNERS LTD.

an Irish Limited Company

By:	/s/Manus Rogan

Name: Manus Rogan

Title: Managing Partner

MANUS ROGAN

By:	/s/Manus Rogan

Name: Manus Rogan

AIDAN KING

By:	/s/Aidan King

Name: Aidan King

ENA PROSSER

By:	/s/Ena Prosser

Name: Ena Prosser

JUSTIN LYNCH

By:	/s/Justin Lynch

Name: Justin Lynch

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